SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
         UNDER SECTION 13(E)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

                      ROGERS WIRELESS COMMUNICATIONS INC.
                             (Name of the Issuer)

                          ROGERS COMMUNICATIONS INC.
                             RWCI ACQUISITION INC.
                      ROGERS WIRELESS COMMUNICATIONS INC.
                       (Names Persons Filing Statement)


                       CLASS B RESTRICTED VOTING SHARES
                        (Title of Class of Securities)

                                   775102205
                     (CUSIP Number of Class of Securities)

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             DAVID P. MILLER, ESQ.
                      ROGERS WIRELESS COMMUNICATIONS INC.
                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 275
                                    CANADA

                                WITH A COPY TO:

                             JOHN T. GAFFNEY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NEW YORK
                                  10019-7475

This statement is filed in connection with (check the appropriate box):

     a.  [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under the Securities Exchange Act of 1934 ("the Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [x] A tender offer.

     d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ].

Check the following box if the filing is a final amendment reporting results of the transaction: [ ].

                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------

TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)(3)

US$715,462,248                                       US$90,636

--------------------------------------------------------------------------------




(1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated based on (a) the product of (i) US$41.59, which is the average of the high and low sale prices per registered share of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. ("RWCI") as reported on the Toronto Stock Exchange on November 30, 2004, converted into U.S. dollars at the noon buying rate in New York City for Canadian Dollars on such date of Cdn.$1.1902 = US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York on such date, and
(ii) 17,202,747, which is the estimated number of outstanding RWCI Class B Restricted Voting Shares not owned by Rogers Communications Inc. and its subsidiaries (assuming full conversion of all outstanding exercisable options for RWCI Class B Restricted Voting Shares).

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

(3) Previously paid. A registration fee of US$90,454 was previously paid in connection with the initial filing of the Registration Statement on Form F-10 filed on November 26, 2004. A registration fee of US$182 was previously paid in connection with the filing of the an amendment to a Registration Statement on Form F-10/A filed on December 15, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(i)  Amount Previously Paid: US$90,454
     Form or Registration No.: Form F-10
     Filing Party: Rogers Communications Inc.
     Date Filed: November 26, 2004

(ii) Amount Previously Paid: US$182
     Form or Registration No.: Form F-10/A
     Filing Party: Rogers Communications Inc.
     Date Filed: December 15,2004

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


     This Schedule 13E-3 Transaction Statement (this "Transaction Statement") is filed by Rogers Communications Inc., a British Columbia corporation ("RCI"), RWCI Acquisition Inc., a British Columbia Corporation ("RCI Subco") and a wholly owned subsidiary of RCI and Rogers Wireless Communications Inc., a Canadian corporation ("RWCI"), in respect of the Offer (as defined below).

     This Transaction Statement relates to the offer by RCI and RCI Subco to purchase all the outstanding Class B Restricted Voting Shares of RWCI (the "Shares") not owned by RCI and its affiliates in exchange for 1.75 RCI Class B Non-Voting Shares (the "Offer"). The Offer is subject to the terms and conditions set forth in the Take-Over Bid Circular dated November 24, 2004 and the related Letter of Acceptance and Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(C) to the Schedule TO-T/13E-3 of RCI, RCI Subco and RWCI filed with the Securities and Exchange Commission on November 26, 2004 (the Schedule TO-T/13E-3).

     The information set forth in the Schedule TO-T/13E-3, as amended, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, a Schedule 13E-3 Transaction Statement.

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


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     ROGERS COMMUNICATIONS INC.

                                     by          /s/ Graeme McPhail
                                     -------------------------------------------
                                     Name:  Graeme McPhail
                                     Title: Vice President, Associate
                                            General Counsel

                                     RWCI ACQUISITION INC.

                                     by          /s/ Graeme McPhail
                                     ------------------------------------------
                                     Name:  Graeme McPhail
                                     Title: Vice President, Associate General
                                            Counsel

                                     ROGERS WIRELESS COMMUNICATIONS INC.

                                     by     /s/ Graeme McPhail
                                     -------------------------------------------
                                     Name:  Graeme McPhail
                                     Title: Vice President, Associate General
                                            Counsel

Dated: December 16, 2004


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